Issuer Free Writing Prospectus dated, October 11, 2023
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated, August 23, 2023
Registration Statement No. 333-272555

Roma Green Finance Limited

Free Writing Prospectus Statement

This free writing prospectus relates to the proposed public offering of ordinary shares of Roma Green Finance Limited ("we", "us", or "our") and should be read together with the Registration Statement (Registration No. 333-272555) we filed with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates and may be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/1945240/000149315223029993/formf-1a.htm

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Spartan Capital Securities LLC, Attn: **Kim Monchik,** 45 Broadway, 19th Floor, New York, NY 10006, or by calling Tel (212) 293-4245, by email at kmonchik@spartancapital.com, or contact Roma Green Finance Limited via email: esg@roma-international.com.

Forward-Looking Statements

This presentation contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections titled "Company Overview and Competitive Advantages" and "Industry Overview". These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors" in the prospectus which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as "believe," "plan," "expect," "intend," "should," "seek," "estimate," "will," "aim" and "anticipate" or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

Forward-Looking Statements

These forward-looking statements are subject to risks, uncertainties and assumptions, certain of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in "Risk Factors" in the prospectus and the following: our business and operating strategies and our various measures to implement such strategies; our operations and business prospects, including development and capital expenditure plans for our existing business; changes in policies, legislation, regulations or practices in the industry and place in which our Operating Subsidiaries operate that may affect our business operations; our financial condition, results of operations and dividend policy; changes in political and economic conditions and competition in the area in which our Operating Subsidiaries operate, including a downturn in the general economy; the regulatory environment and industry outlook in general; future developments in the sustainability and climate change related consulting services market and actions of our competitors; catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences; the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us; the overall economic environment and general market and economic conditions in Hong Kong and Singapore; our ability to execute our strategies; changes in the need for capital and the availability of financing and capital to fund those needs; our ability to anticipate and respond to changes to market trends; and legal, regulatory and other proceedings arising out of our Operating Subsidiaries' operations.

The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this presentation and the documents that we reference in this presentation and have filed as exhibits to the registration statement, of which this presentation is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Note: Roma Risk Advisory Limited and Roma Advisory Pte. Ltd., collectively refer to as the "Operating Subsidiaries".

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Offering Summary

Issuer	Roma Green Finance Limited
Securities	Ordinary Shares
Offering Type	Initial Public Offering
Proposed Symbol	Nasdaq : ROMA
Securities Offered	2,449,943 Ordinary Shares offered by the Company and 625,517 Ordinary Shares offered by Top Elect Group Limited as a selling shareholder
Offering Price	$4.00 to $5.00 per Ordinary Share
Gross Proceeds to the Company	Approximately $11.0 million
Use of Proceeds	(i) To strengthen and expand our green and sustainable finance and climate risk advisory business in Hong Kong and Singapore and to expand market presence in other international markets (ii) To enhance our industry position and strengthen our business development (iii) To strengthen our operational efficiency (iv) For strategic acquisition to expand market share and/or service offered (v) For working capital and other general corporate purposes (vi) To establish a formal ESG academy
Underwriter	Spartan Capital Securities, LLC

Company Overview and Competitive Advantages

Company Overview

A holding company incorporated as an exempted company under the laws of the Cayman Islands, with operating subsidiaries in Hong Kong and Singapore providing core sustainability and climate change advisory services including (i) Sustainability Program Development; (ii) ESG Reporting; (iii) Corporate Governance and Risk Management, (iv) Climate Change Sstrategies and Solutions; (v) Enviornmental audit; (vi) ESG Rating Support and Sharehodler Communiation; and (vii) Education and Training.

Mission

To provide to our clients a one-stop destination for high-quality and holistic sustainability and climate change related consultancy services to suport a more substainable, balanced and indusive future for our clients' organizations and the world.

Company Overview and Competitive Advantages

Competitive Advantages

Comprehensive ESG/Sustainability service provider

Our team of experts guide our clients throughout each stage of their ESG journey from establishing a measurable and accountable sustainability program, developing the climate change related strategies and solutions, articulating the tailored ESG / sustainability reporting. Our comprehensive suite of services also include advisory in connection with corporate governance and risk management, which are designed to assist clients navigate challenges and opportunities across the operation and build an effective risk management and compliance program.

Our experts also assist clients in addressing other needs, including providing environmental audit, ESG rating support and shareholder communication, as well as sustainability-related education and training.

Our experience in the provision of ESG / sustainability services to a diversified range of clients (the majority of which are listed companies in Hong Kong and Singapore) help us retain and attract more clients which will then enable us to optimize our client coverage effort, create new business opportunities and in turn generate diversified sources of revenue and maximize our revenue.

Strong client base and experience

We have a growing and diverse base of clients. We believe that market reputation and clients' confidence in our services are indispensable to our continuous success. Our major clients are mainly listed companies in Hong Kong and Singapore as well as private companies and non-governmental organization. Since our establishment in 2018 and notwithstanding our short operating history, we have served over 170 clients. Our clients have a diverse spectrum of industry sectors including financial services, property development, property management services, pharmaceutical, manufacturing, logistics, education, natural resources and technology, media and telecom. We believe our diversified client base mitigates the negative effect to the demand for our services from those industry sectors which have cyclical behavior and are exposed to unpredictable downturns caused by fluctuations in market conditions.

Our Services

We provide the following Sustainability and Climate Change advisory services to our clients:

(1) **Sustainability Program Development**

(2) **ESG Reporting**

(3) **Corporate Governance and Risk Management**

(4) **Climate Change Strategies and Solutions**

(5) **Environmental Audit**

(6) **ESG Rating Support and Shareholder Communication**

(7) **Education and Training**

Our Services

(1) Sustainability Program Development

We support our clients' sustainable corporate growth and help them to integrate sustainability-related strategies across their organization and compile a comprehensive sustainability program. Certain clients may also outsource certain aspects of their sustainability program to us for consultation and planning.

We help our clients in four key different stages:


PLANNING
STAKEHOLDER ENGAGEMENT
FORMATION OF PROGRAM
HUMAN CAPITAL MANAGEMENT & COMMUNITY ENGAGEMENT

Our Services

(2) ESG Reporting

We help clients build their ESG profile and support their ESG reporting in compliance with the prevalent ESG-related standard and reporting framework.

Our ESG Reporting services in seven key stages:


PROJECT KICK-OFF
STAKEHOLDER ENGAGEMENT
MATERIALITY ASSESSMENT & MANAGEMENT OF ESG RISKS
DETERMINING THE STRUCTURE OF ESG FRAMEWORK
ESG REPORT COMPILATION
ADD-ON SERVICES TO ESG REPORTING
FINAL COMMUNICATION AND RECOMMENDATIONS FOR IMPROVEMENT

Our Services

(3) Corporate Governance and Risk Management

We deliver value-adding services to support clients in managing and enhancing their corporate governance, enterprise risk management, compliance and internal audit activities.

01	Corporate Governance	Our team of experienced experts help clients design an effective and systematic corporate governance structure in compliance with regulatory requirements.
02	Risk Management	All organizations need to manage the risks that are relevant to their success. Our professionals support our clients in many aspects.
03	Compliance	Our team conducts complete assessment on client's compliance program design and control to identify the issues and gaps within the organization
04	Internal Audit	Our team provides internal audit out-sourcing, co-sourcing and other advisory services.

Our Services

(4) Climate Change Strategies and Solutions

We provide guidance and support to clients in building climate strategies which align with their climate goals and targets.

01	CLIMATE-RELATED RISKS MANAGEMENT	We help identify and prioritize the risks and opportunities arising from climate change through multiple intelligence collection from internal and external stakeholders. Climate risks are typically classified into two major categories: physical risks and transition risks. Drawing upon the relevant quantitative and qualitative assessments on the material risks, we support client to map the key risks with business activities and develop the framework to evaluate such climate-related impacts.
02	CLIMATE CHANGE STRATEGIES DEVELOPMENT	Our team works to design and build strategies to address climate-related risks and opportunities to manage the impacts of climate change, respond to unexpected environmental disruption and mitigate potential transition and financial risks caused by policy changes, market preferences and technology development towards a low-carbon economy. We provide guidance to clients on integrating the such risks and opportunities into business strategies and making disclosures to key stakeholder audiences.
03	CLIMATE CHANGE SCENARIO ANALYSIS	We conduct scenario analysis, quantitative, qualitative or a combination of both, to help clients effectively identify and assess the potential implications of climaterelated risks and opportunities on business performance.

Our Services

(5) Environmental Audit

We provide on-site investigations on agreed upon scope with clients to meet clients' needs on fulfilling specific environmental requirements and standards. Our team conducts assessment and audit to identify any material environmental risks and suggest mitigating actions to clients.

(6) ESG Rating Support and Shareholder Communication

We help clients to review and improve their ESG / sustainability ratings and indices. Our services aim to help clients to articulate a compelling equity story and set up best practice investor relations strategy.

(7) Education and Training

We deliver trainings, workshops, discussion forums on ESG and/or sustainability topics.

Our team of experts also design customizable training programs across various ESG and/or sustainability objectives that are tailored to individual client's needs and enhance their ESG skills.

Industry Overview

Overview of ESG Consulting Services Market in Hong Kong

Interest in ESG has increased exponentially, due to investor demand, and regulatory drives. The market size of ESG consulting services in Hong Kong increased from HK$26.7 million in 2017 to HK$177.2 million in 2022, at a CAGR of 46.0%. With tightening reporting requirements for Hong Kong listed companies and the rising investor appetite for green/sustainable finance, listed companies would increasingly place emphasis on ESG. Accordingly, the market size of ESG consulting services in Hong Kong is expected to increase from HK$198.9 million in 2023 to HK$288.9 million in 2027, at a CAGR of 9.8%.

Market Size of ESG Consulting Services in Hong Kong, 2017-2027E


HK$ Million
300
250
200
150
100
50
0
2017-2022
2023E-2027E
CAGR
46.0%
9.8%
26.7
36.5
77.1
119.9
162.0
177.2
198.9
222.1
246.8
273.2
288.9
2017
2018
2019
2020
2021
2022
2023E
2024E
2025E
2026E
2027E

Source: The Frost & Sullivan Report

Industry Overview

Overview of ESG Consulting Services Market in Singapore

The market size of ESG consulting services in Singapore has increased moderately from S$1.5 million to S$5.5 million from 2017 to 2022, representing a CAGR of approximately 29.7% during the period. The growth rate of such market size in Singapore is highly associated with the relevant regulatory regime which has been increasingly tightening in recent years, particularly, the Singapore Exchange issued regulation requiring ESG disclosures of Singapore-listed companies, listed companies must issue their sustainability reports commencing the year 2022 and a further supplement in regards to climate report starting 2023. The requirement is expected to serve as tremendous impetus to the demand for ESG consulting services in Singapore in assisting businesses in ESG-related strategic planning, technical support, testing, auditing and verification as well as sustainability marketing. The market size grew at a year-on-year growth of approximately 112.0% during 2021 to 2022 and is expected to attain S$11.6 million in 2027, representing a CAGR of approximately 13.1% during 2023 to 2027.

Market Size of ESG Consulting Services in Singapore, 2017-2027E

	2017-2022	2023-2027E
CAGR	29.7%	13.1%


S$ million
15
10
5
0
1.5
1.6
1.9
2.0
2.6
5.5
7.1
8.7
9.0
10.5
11.6
2017
2018
2019
2020
2021
2022
2023E
2024E
2025E
2026E
2027E

Source: The Frost & Sullivan Report

Financial Highlights



Revenue, Gross Profit
Thousands
HK$16,000
HK$14,000
HK$12,000
HK$10,000
HK$8,000
HK$6,000
HK$4,000
HK$2,000
HK$0
Mar 31, 2022
Mar 31, 2023
Revenue
Gross Profit

	31-Mar-22	31-Mar-23
Revenue	14,216,099	13,635,605
Gross Profit	6,808,558	5,776,498

Financial Highlights


Net Profit
Thousands
-HK$1,006
-HK$1,008
-HK$1,010
-HK$1,012
-HK$1,014
-HK$1,016
-HK$1,018
-HK$1,020
-HK$1,022
-HK$1,024
Mar 31, 2022
Mar 31, 2023

	31-Mar-22	31-Mar-23
Net Profit	-1,022,362	-1,011,804

Current Corporate Structure



Ms. Luk Huen Ling Claire
100%
Top Elect Group Limited
(BVI)
90.50%
Trade Expert Holdings Limited
(BVI)
4.9%
Next Master Investments Limited
(BVI)
4.6%
Roma Green Finance Limited
(Cayman Islands)
100%
Lucky Time Ventures Limited
(BVI)
100%
Roma Risk Advisory Limited
(HK)
100%
Roma Advisory Pte. Ltd.
(Singapore)

Board and Management Team – Executive Director and Key Peronnel

Executive Officer and Director:

Ms. Luk Huen Ling Claire (formerly known as "Luk Yung Yung Claire") joined our Group on March 30, 2022 and was appointed as a Director August 25, 2022, and appointed as an executive Director and the Chief Executive Officer on April 6, 2023. Ms. Luk possesses over 13 years of experience in corporate communications and marketing.

Ms. Luk obtained a bachelor's degree in fine arts from the Hong Kong Academy for Performing Arts in July 2003, a master's degree of business in marketing from the University of Technology, Sydney, Australia in March 2010. She is currently pursuing her education doctoral degree from the Meridian University in the United States.

Key Personnel:

Mr. Koh Chuan Yong ("Mr. Koh") joined our Group in March 2022 as a business development manager responsible for our Singapore operations and sales. Mr. Koh obtained a bachelor's degree in business management from the Aventis School of Management, Singapore a partner institution of Kingston University London in 2016 and possesses over 10 years of experience in business development and sales.

Board and Management Team - INEDs

Independent Non-executive Director(s):

Ms. Cheng Yu-Pei ("Ms. Cheng") obtained her bachelor of science degree in Chemistry and master of science degree in bioinformatics and structural biology from the National Tsing Hua University, Taiwan in June 1999 and July 2004, respectively. Ms. Cheng has over 15 years of experience in quality system development, operational regulatory affairs and leadership in the medical device and pharmaceutical industry. From May 2007 to March 2013, Ms. Cheng worked at SHL Group and her last position was senior regulatory specialist for corporate quality and regulatory affairs. She then joined SGS Group from March 2013 to October 2017 and left as a senior specialist-lead auditor. From October 2017 to April 2020, Ms. Cheng worked Samsung Bioepis in South Korea and was the senior manager and principal scientist of the risk management and usability function and project team at the time of her departure.

Mr. Tsang Ho Yin ("Mr. Tsang") obtained a bachelor in laws degree and a bachelor in commerce (accounting) degree, both from the University of Melbourne, Australia in August 2008. Mr. Tsang obtained a master in laws degree from the University of Melbourne, Australia in August 2010 and obtained the postgraduate certificate in laws from the City University of Hong Kong in July 2011. Mr. Tsang was admitted as a solicitor in Australia and Hong Kong in May 2012 and December 2013, respectively. He then joined Messrs. Stevenson, Wong & Co., and is currently a partner, specializing in corporate finance and commercial law.

Board and Management Team - INEDs

Mr. Wong Kai Hing ("Mr. Wong") obtained a bachelor of business administration degree and a master of business administration degree, both from The Chinese University of Hong Kong December 1997 and December 2006, respectively. Mr. Wong has over 20 years of work experience in finance and accounting in various Hong Kong listed companies and over 10 years working experience in company secretarial matters of Hong Kong listed companies. He has become a member of Hong Kong Institute of Certified Public Accountants since 2000 and has become a chartered financial analyst since 2003. Mr. Wong joined KPMG in September 1997 and left as an assistant manager in April 2001. He then joined Shun Tak Holdings Limited, a company listed on the HKSE (stock code: 00242) between April 2001 and December 2002 as a financial analyst. From May 2004 to June 2005, Mr. Wong worked as an accountant for Kwonnie Electrical Products Limited and as an assistant finance manager of the China retail division of Tse Sui Luen Jewellery (International) Limited, a company listed on the HKSE (stock code: 00417) from June 2005 to May 2007. Following that, Mr. Wong joined ITC Properties Group Limited, a company listed on the HKSE (stock code: 00199) as an accounting manager between May 2007 and March 2012. From April 2012 to October 2015, Mr. Wong was employed as the financial controller and the company secretary of China Modern Dairy Holdings Limited, a company listed on the HKSE (stock code: 01117). Thereafter, Mr. Wong concurrently worked as the chief financial officer and company secretary for both Xiwang Property Holdings Company Limited and Xiwang Special Steel Company Limited, both are companies listed on the HKSE (stock codes: 02088 and 01266, respectively) from November 2015 to October 2019. Between December 2019 and June 2022, Mr. Wong had been the company secretary of E-star Commercial Management Company Limited, a company listed on the HKSE (stock code: 06668).

Thank You

Contacts:

Underwriter
Spartan Capital Securities, LLC
45 Broadway, New York, NY 10006
Tel: +(212) 293-4245
Email: kmonchik@spartancapital.com

Issuer
Roma Green Finance Limited
Flat 605, 6/F, Tai Tung Building,
8 Fleming Road, Wanchai, Hong Kong
Tel: +(852) 2529 6878
Email: esg@roma-international.com